GOOD HARBOR PARTNERS ACQUISITION CORP.
79 Byron Road
Weston, MA 02493

June 24, 2009

Ms. Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Good Harbor Partners Acquisition Corp. Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 15, 2009 File No. 000-51693

Dear Ms. Jenkins:

This letter is in response to the comments contained in the Staff’s letter to Good Harbor Partners Acquisition Corp. (the “Company”), concerning the Form 10-Q for the fiscal quarter ended March 31, 2009 and filed on May 15, 2009.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff's comments:

Interim Financial Statements

Note 1- Organization and Business Operations, page 5

1.
Please note that you should include a statement, if true, that your interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  Please confirm whether this statement is reflective of the information included in your Form 10-Q for the quarter ended March 31, 2009 and confirm in future filings you will include such statement with your interim financial statements.  Refer to Instruction 2 to Article 8-03 of Regulation S-X.

RESPONSE:

The Company inadvertently omitted the statement and confirms that the interim financial statements and information included in our Form 10-Q for the quarter ended March 31, 2009 includes all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  In addition, the Company confirms that it will include such a statement in future filings.

Item 5b. Other Information, page 18

2.
 We note that you disclosed a change in your independent accountant here in lieu of filing an Item 4.01 Form 8-K.  Please note that filings required to be made under Item 4.01 of Form 8-K must be disclosed on Form 8-K, regardless of inclusion herein.  For guidance, see Question 101.01 of the Exchange Act Form 8-K - Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/dorpfin/guidance/8-kinterp.htm.  Therefore please file an Item 4.01 Form 8-K reporting the change in your independent accountant from BDO Seidman, LLP to Gruber and Company LLC immediately or tell us why such report is not required.

RESPONSE:

In response to the Staff’s comment, the Company has filed a Form 8-K which includes the information as required by Item 4.01 of Form 8-K reporting the change in the Company’s independent accountants from BDO Seidman, LLP to Gruber and Company LLC.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you.  Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely, Good Harbor Partners Acquisition Corp.

By:	/s/ Ralph Sheridan
Ralph Sheridan
President